UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 20 June, 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF GOLD
FIELDS LIMITED

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr. R Weston, a director of a major subsidiary of Gold Fields Limited sold all his shares which were awarded in terms of The Gold Fields Limited 2005 Share
Plan, as amended.
PVRS are conditionally awarded and the actual number of PVRS which should be settled to a participant three years after the original award date is determined by the company’s performance measured against the performance of five other major gold mining companies (the peer group) based on the relative change in the
Gold Fields share price compared to the basket of respective US dollar share prices of the peer group. The number of shares to be settled will range from 0% to 300% of the conditional award

Details of the transaction are set out below:

R Weston
Nature of transaction
On market sale of shares
Transaction Date
18 June 2013
Number of Shares/Options
23,568
Class of Security Ordinary Shares
Market Price per Share R59.5732
Total Value
R1,404,021.17
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest
Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.

20 June 2013
Sponsor:
JP Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 20 June, 2013
By:            /s/ Nicholas J. Holland
Name:        Nicholas J. Holland
Title:          Chief Executive Officer